UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC

(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On October 28, 2026, Fusion Fuel Green PLC, an Irish public limited company (the “Company” or “Fusion Fuel”), issued a press release providing an update on the contracted engineering project portfolio of Al Shola Al Modea Gas Distribution L.L.C. (“Al Shola Gas”), an indirect subsidiary of the Company, that provides liquefied petroleum gas (“LPG”) engineering, supply and distribution services in the United Arab Emirates (the “UAE”). A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Forward-Looking Statements

The press release attached as Exhibit 99.1 hereto includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance and can be identified by words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology. Forward-looking statements include, but are not limited to, statements regarding: the anticipated project values of the six new LPG engineering subcontracts awarded to Al Shola Gas in September 2026, individually and in the aggregate; the value and execution of the contracts and change orders (agreed modifications to the original scope of work and the related price adjustments) in Al Shola Gas’s contracted engineering project portfolio, including the expected commencement of the 31 contracts on which work has not yet commenced and the indicative completion dates of contracts in the portfolio; the expected amount and timing of revenue recognition from the contracted engineering project portfolio, including approximately $1.0 million in the fourth quarter of 2026, approximately $2.2 million in 2027 and approximately $1.0 million thereafter; the expected number of residential and commercial units to be served by the projects; the formal work order received by Al Shola Gas from the general contractor for the multi-tower residential development in Motor City, Dubai (the “Motor City work order”), including the satisfaction of its conditions, the execution of a formal subcontract agreement, the commencement of procurement and mobilization, and the receipt of payments and release of retentions under its payment schedule; the potential for gas metering infrastructure and completed installations to result in ongoing LPG supply and utility service relationships, and the potential annual utility revenue of approximately AED 2.95 million to AED 3.75 million ($805,000 to $1.02 million) from the Motor City, Studio City and other projects; the proposals submitted by Al Shola Gas for new projects with a combined value of approximately AED 50 million ($13.6 million) and the potential award of contracts in respect of those proposals; the Company’s 2026 revenue outlook and expected year-over-year revenue growth, and the expected contributions to that outlook from Al Shola Gas, Bright Hydrogen Solutions Ltd (“BrightHy Solutions”) and Biosteam Energy (Proprietary) Limited (“BioSteam Energy”); and the Company’s strategy of building a diversified energy platform with multiple sources of revenue and long-term cash flows.

These forward-looking statements are based on current expectations and assumptions and are not guarantees of future performance, conditions, or results. They involve known and unknown risks, uncertainties, and other important factors, many of which are outside the Company’s control, that could cause actual results to differ materially from those expressed or implied, including, without limitation: the material uncertainty regarding the Company’s ability to continue as a going concern and its dependence on external financing; geopolitical instability or armed conflict in the Middle East, including disruptions to shipping through the Strait of Hormuz and the departure of customers from the region, that could disrupt Al Shola Gas’s operations, sales volumes, supply chain and costs in the UAE; the Company’s ability to support the expansion of the operations of Al Shola Gas; Al Shola Gas’s ability to execute awarded LPG engineering projects on time and within budget; the risk that developers, owners or general contractors delay, suspend, modify or cancel contracted or contemplated projects or change orders, thereby reducing, deferring or eliminating anticipated revenue; the risk that projects take longer to commence or complete than currently indicated, including as a result of site readiness, site conditions and access, material shortages or delays in decisions and approvals from consultants, clients or authorities, which could defer revenue recognition beyond the periods currently expected; the risk that clients fail to pay amounts invoiced when due or at all, including in light of 90-day payment terms, retentions and defects liability periods; the risk that the conditions to the Motor City work order, including pre-qualification approval and the provision of a performance guarantee, are not satisfied, or that a formal subcontract agreement is not executed on the anticipated terms; the risk that proposals submitted by Al Shola Gas do not result in contract awards, or result in awards on less favorable terms than anticipated; the risk that Al Shola Gas does not obtain LPG supply or utility operations contracts upon completion of engineering projects, or that any such contracts generate less revenue than estimated; the risk that the Company does not achieve its 2026 revenue outlook, including as a result of lower sales volumes at Al Shola Gas, the failure of Al Shola Gas’s historical fourth-quarter seasonal pattern to recur, or delays in revenue recognition on BrightHy Solutions’ projects or lower than expected revenue from BioSteam Energy; fluctuations in demand for LPG engineering and distribution services; regulatory approvals and compliance requirements affecting LPG distribution and engineering services in the UAE; volatility in energy markets and LPG and other commodity prices; Al Shola Gas’s ability to obtain sufficient financing, including any performance guarantees, to support operations and growth initiatives; risks related to foreign exchange, including fluctuations in the U.S. dollar against the euro and the potential for adjustment of the AED/USD exchange rate that could reduce the U.S. dollar value of the projects; and the risks and uncertainties described in Exhibit 99.2 to the Report on Form 6-K/A furnished by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2026, in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as amended by Amendment No. 1 filed with the SEC on October 6, 2026, and in the Company’s other filings with the SEC.

All forward-looking statements are qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances that may arise after the date hereof, except as required by law.

Exhibit No.	Description
99.1	Press release dated October 28, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: October 28, 2026	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer and Interim Chief Financial Officer